Squad Technologies LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash & Cash Equivalents	0.00
Checking (0568)	68,978.19
Stripe Bank account (required for Synder)	0.00
Total Cash & Cash Equivalents	**68,978.19**
Total Bank Accounts	**$68,978.19**
Other Current Assets	
Product development	755,323.93
Uncategorized Asset	0.00
Total Other Current Assets	**$755,323.93**
Total Current Assets	**$824,302.12**
Fixed Assets	
Software - App	0.00
Total Fixed Assets	**$0.00**
Other Assets	
Accumulated Amortization of Other Assets	-956.00
Organizational exp	7,175.72
Total Other Assets	**$6,219.72**
TOTAL ASSETS	**$830,521.84**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card - Chase	
Credit card (8762)	-16,432.92
Credit Card - SZ	16,587.72
Total Credit Card - Chase	**154.80**
Total Credit Cards	**$154.80**
Other Current Liabilities	
Accrued expenses	0.00
Other Accrued Expenses	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
PA Income Tax	0.00
PA Local Tax	0.00
PA Unemployment Tax	0.00

Squad Technologies LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Payroll Liabilities	**0.00**
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$154.80**
Total Liabilities	**$154.80**
Equity	
Opening Balance Equity	30.00
Paid in Capital	27,102.75
Partners Capital	1,278,312.50
Retained Earnings	-36,987.00
Net Income	-438,091.21
Total Equity	**$830,367.04**
TOTAL LIABILITIES AND EQUITY	**$830,521.84**